================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 41)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                             (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                          APRIL 20 THROUGH MAY 22, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 8
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                        [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                     182,113,185
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                182,113,185

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,589,458,544

------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                            [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.35%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------




                               Page 2 of 8 pages

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 8
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                        [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                           [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       17.99%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------








                               Page 3 of 8 pages

         This Amendment No. 41 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding and Edizione Finance, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

         On May 5, 2006, Mr. Carlo De Benedetti resigned from his position as a director of Pirelli & C.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On April 20, 2006, Pirelli Finance (Luxembourg) S.A. ("PFL"), a wholly-owned subsidiary of Pirelli & C., sold a total of 134,957,885 Telecom Italia Shares on the Milan Stock Exchange at an average price per share of approximately euro 2.42.

         On May 9, 2006, PFL and Banca Caboto S.p.A. ("Caboto") executed a forward share sale agreement (the "Share Forward Agreement"), effective as of April 20, 2006, pursuant to which Caboto agreed to sell to PFL, and PFL agreed to purchase from Caboto, 134,957,885 Telecom Italia Shares on April 24, 2007 at a price per share of euro 2.367832 (subject to adjustment to account for any dividends paid on the shares prior to the settlement date). During the period between July 12, 2006 and the date that is the seventh Milan Stock Exchange trading day preceding April 24, 2007, PFL may elect to accelerate the settlement date for any or all of the Telecom Italia Shares which are subject to the Share Forward Agreement, in which case PFL will receive delivery of the agreed number of Telecom Italia Shares on such earlier date against a price determined by Caboto (as "calculation agent" under the agreement) which is to be based upon certain factors set forth in the Share Forward Agreement. A copy of the Share Forward Agreement is filed as Exhibit 96.

         After giving effect to (i) PFL's disposition of 134,957,885 Telecom Italia Shares described in the first paragraph of this Item 5 and (ii) the Share Forward Agreement (and, in particular, to PFL's right thereunder to accelerate the settlement date for any or all of the 134,957,885 Telecom Italia Shares


                               Page 4 of 8 pages
subject to the agreement), the number of Telecom Italia Shares that Pirelli & C. may be deemed to beneficially own remains the same as the number reported in Amendment No. 40 to this Statement on Schedule on 13D.

         Information as to certain transactions involving Telecom Italia Shares by directors of Pirelli & C. and Olimpia is set forth on Schedule 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 17 to the Statement on Schedule 13D) and to the information relating thereto which was reported in Amendment No. 39 to the Statement on Schedule 13D. On April 27, 2006, Pirelli & C., Edizione Finance and Edizione Holding issued a joint press release in connection with the withdrawal by those parties (and of UCI and BCI) from the Hopa Agreement. A copy of the joint press release is filed as Exhibit 97. Subsequently, on May 22. 2006, Pirelli & C., Edizione Finance and Edizione Holding issued a joint press release which announced that such parties had informed Hopa of their intention to purchase all of Hopa's 16% stake in Olimpia for cash at a price to be determined according to a formula set forth in the Hopa Agreement. Under this arrangement, on or before July 12, 2006, Pirelli & C. will acquire 80% of Hopa's holding of Olimpia Shares (equal to 12.8% of the total number of issued and outstanding Olimpia Shares) and Edizione Finance will acquire the remaining 20% of Hopa's holding of Olimpia Shares (equal to 3.2% of the total number of issued and outstanding Olimpia Shares). A copy of the joint press release is filed as
Exhibit 98.

         The information set forth in Item 5 regarding the Share Forward Agreement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

96.      Forward Sale Agreement, dated as of May 9, 2006, between PFL and
         Caboto.

97. Joint Press Release, dated as of April 27, 2006, issued by Pirelli & C., Edizione Finance and Edizione Holding.

98. Joint Press Release, dated as of May 22, 2006, issued by Pirelli & C., Edizione Finance and Edizione Holding.




                               Page 5 of 8 pages

                                  EXHIBIT INDEX

     Exhibit No.
     -----------

         96. Forward Sale Agreement, dated as of May 9, 2006, between PFL and Caboto.

         97. Joint Press Release, dated as of April 27, 2006, issued by Pirelli & C., Edizione Finance and Edizione Holding.

         98. Joint Press Release, dated as of May 22, 2006, issued by Pirelli & C., Edizione Finance and Edizione Holding.























                               Page 6 of 8 pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: May 26, 2006

                                     PIRELLI & C. S.p.A.

                                     By: /s/ Anna Chiara Svelto
                                         -------------------------------------
                                         Name: Anna Chiara Svelto
                                         Title: Attorney-in-fact



                                     OLIMPIA S.p.A.

                                     By: /s/ Luciano Gobbi
                                         -------------------------------------
                                         Name: Luciano Gobbi
                                         Title: Director and Attorney-in-fact


















                               Page 7 of 8 pages

                                   SCHEDULE I

The following tables describes, to the knowledge of the Pirelli & C. and Olimpia, all transactions involving Telecom Italia Shares that were effected by each of the directors and executive officers of Pirelli & C. and Olimpia since September 1, 2005. The information concerning such transactions has been provided by the relevant individuals.

------------------------- ---------------- --------------- ----------------- -------------------------------
                            TRANSACTION      NUMBER OF        PRICE PER        WHERE AND HOW TRANSACTION
          NAME                 DATE          SECURITIES      SECURITY(2)               EFFECTED
------------------------- ---------------- --------------- ----------------- -------------------------------
Gianni Mion               9/09/05          20,945          2.575             Italian Stock Exchange
                                                                             (purchase)
------------------------- ---------------- --------------- ----------------- -------------------------------
Marco Tronchetti Provera  9/19/05          2,000,000       2.58              Italian Stock Exchange
                                                                             (purchase)
------------------------- ---------------- --------------- ----------------- -------------------------------
Carlo De Benedetti*       2/02/06          2,000,000       2.29              Italian Stock Exchange (sale)
------------------------- ---------------- --------------- ----------------- -------------------------------
Carlo De Benedetti*       3/07/06          200,000         2.41              Italian Stock Exchange
                                                                             (purchase)
------------------------- ---------------- --------------- ----------------- -------------------------------
Carlo De Benedetti*       3/09/06          1,200,000       2.388             Italian Stock Exchange (sale)
------------------------- ---------------- --------------- ----------------- -------------------------------



In addition, the following call option transactions involving Telecom Italia Shares were effected by Romed International S.A., a company controlled by Mr. De Benedetti, a director of Pirelli & C. until May 5, 2006:

-----------------------------------------------------------------------------------------------------------
                                                            NUMBER OF
  TRANSACTION          NATURE OF       OPTION EXERCISE     UNDERLYING      EXERCISE/MATURITY
     DATE             TRANSACTION           PRICE          SECURITIES            DATE             PRICE
-----------------------------------------------------------------------------------------------------------
    1/24/06          Call Option             2.0             500,000          March, 2006          0.03
                     (Purchase)
-----------------------------------------------------------------------------------------------------------
    1/12/06          Call Option             2.5             500,000          March, 2006         0.1130
                       (Sale)
-----------------------------------------------------------------------------------------------------------





-------------------
(2) Prices are denominated in Euros, and exclude commissions and fees.

* This transaction was effected by Romed International S.A., a company controlled by Mr. De Benedetti.


                               Page 8 of 8 pages